UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated January 25, 2019

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____



Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

MARKET RELEASE

Sibanye-Stillwater and AMCU conclude gold strike

Johannesburg, 17 April 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to report that the five month strike by the Association of Mineworkers and Construction Union (AMCU) at its SA gold operations, has been resolved. Both parties have acknowledged that it is in their interest to re-base and develop a constructive relationship going forward. The parties agree that in acknowledgement of the need for a constructive working relationship they will foster a safe and sustainable business that creates value for all stakeholders. The parties therefore agree to a facilitated 'post-strike conflict' relationship building program aimed at aligning leaders of both organised labour and management.

As part of the agreement reached with Sibanye-Stillwater, AMCU has committed, inter alia to the following conditions:

- signing the 2018 three-year wage agreement* previously signed with National Union of Mineworkers (the NUM), Solidarity and UASA in respect of wages and conditions of service for the period 1 July 2018 to 30 June 2021
- affirm commitment to conclude a peace pact within 30 days
- abide by the decisions of the court and that no further appeals will be instituted or pursued
- developing and implementing, along with other stakeholders, a plan to ensure a safe start and ramp-up of production post-strike, and to promote and ensure sustainable safe production together with the company

Sibanye-Stillwater has agreed to, inter alia:

- an ex gratia payment of R4,000 for all employees at its gold operations in the form of cash or a voucher, to alleviate hardship
- offer a cash advance of R5,000 upon request of the employees which will be repayable over a 12 month period
- assistance with debt consolidation and counselling as part of the existing 'Care for iMali' program
- waive its rights to reclaim costs incurred on behalf of employees during the strike including contributions to medical aid and pension/provident funds, accommodation and feeding costs
- provide transport for employees to return to work
- any employees who were dismissed for strike related misconduct will be subject to normal disciplinary proceedings in line with the Company's disciplinarily code and procedures which include the right to lodge a complaint in line with the formal grievance procedures

As a result of the agreement, the AMCU strike is no longer protected and all employees will been notified to report for work as per a build-up schedule which will be communicated internally in due course. The safety and wellness of our employees is our first priority and in line with our CARES values, the immediate focus will be on ensuring that the gold operations re-commence safely. Initial shifts will

consist of fit-for-work medicals, training and assessing work places before mining activities can re-commence.

Sibanye-Stillwater CEO, Neal Froneman commented: "We are pleased that the extended strike at our gold operations has ended, without undermining other stakeholders or compromising their rights. We are encouraged by AMCU's commitment to peace and safety. We are hopeful that the relationship can now be rebuilt in a constructive manner, for the future benefit of all stakeholders. It is with sadness that we reflect on the losses and hardship resulting from the strike, which include lives lost and serious injuries sustained. We are fully committed to restoring the gold operations to profitability, for the benefit of all stakeholders including employees, the local communities and those dependent on the regional economy."

Joint media briefing scheduled for this afternoon at 15h00 CAT.

A joint media briefing by Sibanye-Stillwater and AMCU will take place this afternoon at 15h00(CAT) at Sibanye-Stillwater's Libanon Business Park at 1 Hospital road, Westonaria.

For more details on the three year wage and non-wage increases of the three year wage agreement, please refer to the announcement on 14 November 2018 available at https://www.sibanyestillwater.com/investors/news/company-announcements/2018.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "may", "could" "believe", "anticipate", "target", "estimate" and words of similar meaning. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, ability to reduce debt leverage, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management. Readers are cautioned not to place undue reliance on such statements. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group's Annual Integrated Report and Annual Financial Report, published on 30 March 2018, and the Group's Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: January 25, 2019

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer